UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

NephroGenex, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640667 101

(CUSIP Number)

Jeffrey i. martin

c/o rHO Capital partners, inc.

152 wEST 57TH STREET, 23RD FLOOR
NEW YORK, NEW YORK 10019

TELEPHONE: 212-784-8872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on February 14, 2014 as described in Item 3 below.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Rho Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,326,826 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,326,826 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,826 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 15.0% (3)
14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,219,738 shares of Common Stock held by RV V and (ii) 107,088 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Rho Ventures V Affiliates, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,326,826 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,326,826 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,826 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 15.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,219,738 shares of Common Stock held by RV V and (ii) 107,088 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons RMV V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,326,826 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,326,826 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,826 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 15.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,219,738 shares of Common Stock held by RV V and (ii) 107,088 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Rho Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,326,826 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,326,826 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,826 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 15.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,219,738 shares of Common Stock held by RV V and (ii) 107,088 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Joshua Ruch
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,326,826 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,326,826 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,826 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 15.0% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,219,738 shares of Common Stock held by RV V and (ii) 107,088 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Habib Kairouz
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,326,826 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,326,826 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,826 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 15.0% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,219,738 shares of Common Stock held by RV V and (ii) 107,088 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014.

CUSIP No. 640667 101	13D

1.	Name of Reporting Persons Mark Leschly
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,326,826 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,326,826 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,826 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 15.0% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by Rho Ventures V, L.P. (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”) and Rho Capital Partners LLC (“RCP,” and together with RV V, RV V Affiliates, RMV, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 1,219,738 shares of Common Stock held by RV V and (ii) 107,088 shares of Common Stock held by RV V Affiliates. RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(3) This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014.

Item 1.   Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of NephroGenex, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 79 T.W. Alexander Drive, 4401 Research Commons Bldg, Suite 290, Research Triangle Park, NC 27709.

Item 2.   Identity and Background

(a) The persons and entities filing this statement are Rho Ventures V (“RV V”), Rho Ventures V Affiliates, L.L.C. (“RV V Affiliates”), RMV V, L.L.C. (“RMV”), Rho Capital Partners LLC (“RCP,” together with RV V, RV V Affiliates, RMV and RCP, collectively, the “Rho Entities”) and Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”).

(b) The address of the principal place of business of each of the Reporting Persons is 152 West 57th Street, 23rd Floor, New York, New York 10019.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Leschly is a citizen of the Kingdom of Denmark, Kairouz and Ruch are citizens of the United States. RV V is a Delaware limited partnership. RV V Affiliates, RMV and RCP are Delaware limited liability companies.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling RMV and RCP (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.   Source and Amount of Funds or Other Consideration

On February 10, 2014, the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission (the “SEC”) in connection with its initial public offering (the “IPO”) of its Common Stock was declared effective by the SEC. The closing of the offering took place on February 14, 2014. At such closing, RV V received 166,389 shares of Common Stock and RV V Affiliates received 14,608 shares of Common Stock from the Issuer in connection with the cancellation of certain contingent rights held by RV V and RV V Affiliates to purchase additional shares of the Issuer’s Series A Preferred Stock in the future at the original Series A Preferred Stock price (the “Rights Cancellation Shares”). In addition, upon closing of the offering, RV V received 186,961 shares of Common Stock and RV V Affiliates received 16,413 shares of Common Stock from the Issuer upon conversion of $1,285,924.80 of aggregate principal amount and $182,560.47 of accrued interest outstanding on the convertible notes held by RV V and RV V Affiliates (the “Bridge Note Shares”, and together with the Rights Cancellation Shares, the “Shares”).

RV V and RV V Affiliates originally purchased shares of Series A Preferred Stock for $6,804.920.14, which stock subsequently converted (following the stock split) into 942,455 shares of Common Stock at the closing of the IPO.

Item 4.   Purpose of Transaction

RV V and RV V Affiliates are acquiring the Shares for investment purposes with the aim of increasing the value of its investments and the Issuer.

Martin Vogelbaum (“Vogelbaum”) is a member of the Board of Directors of the Issuer and also serves as a non-managing member of RMV.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
RV V	1,219,738	0	1,326,826	0	1,326,826	1,326,826	15.0%
RV Affiliates	107,088	0	1,326,826	0	1,326,826	1,326,826	15.0%
RMV	0	0	1,326,826	0	1,326,826	1,326,826	15.0%
RCP	0	0	1,326,826	0	1,326,826	1,326,826	15.0%
Leschly	0	0	1,326,826	0	1,326,826	1,326,826	15.0%
Kairouz	0	0	1,326,826	0	1,326,826	1,326,826	15.0%
Ruch	0	0	1,326,826	0	1,326,826	1,326,826	15.0%

(1) RMV is the general partner of RV V and the managing member of RV V Affiliates; RCP is the managing member of RMV. As such, RMV and RCP possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. RMV and RCP own no securities of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP. As such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV V and RV V Affiliates and may be deemed to have indirect beneficial ownership of the shares held by RV V and RV V Affiliates. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.

(2) This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2014.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Investor Rights Agreement

RV V and RV V Affiliates and other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement dated February 28, 2008 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement. The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them. No Holder shall be entitled to exercise any registration rights after the earlier of (i) five years following the Issuer’s initial public offering, (ii) such time as Rule 144 is available for the sale of all of such Holder's shares and (iii) such time as the Holder owns 1% or less of the outstanding shares of Common Stock.

Lock-up Agreement

RV V, RV V Affiliates and Vogelbaum, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of 180 days after the date of this prospectus, without the prior written consent of Aegis Capital Corp., the representative of the underwriters.

Omnibus Agreement and Consent

RV V and RV V Affiliates, together with certain other investors (collectively, the “Investors”), entered into an Omnibus Agreement and Consent with the Issuer pursuant to which the Investors agreed to cancel certain contingent rights held by the Investors to purchase additional shares of the issuer’s Series A preferred stock in the future at the original Series A preferred stock price. Pursuant to this agreement, an aggregate of 593,590 shares of the Issuer’s common stock were issued to the Investors concurrently with the completion of the IPO, in return for cancelling such rights, of which RV V received 166,389 shares of common stock and RV V Affiliates received 14,608 shares of common stock.

The foregoing description of the terms of the Investor Rights Agreement, the Lock-up Agreement and the Omnibus Agreement and Consent is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, Form of Lock-up Agreement, and Omnibus Agreement and Consent which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

A.	Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of February 28, 2008, as amended by the Stockholders Consent dated as of February 14, 2014.
B.	Form of Lock-up Agreement.
C.	Form of Omnibus Agreement and Consent, dated as of January 6, 2014 (incorporated by reference to Exhibit 10.12 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-193023), filed with the SEC on January 10, 2014).
D.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 24, 2013

RHO VENTURES V, L.P.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO VENTURES V AFFILIATES, L.L.C.

By: RMV V, L.L.C., its Managing Member

By: Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RMV V, L.L.C.

By: Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Mark Leschly

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Habib Kairouz

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Joshua Ruch

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Managers:

Mark Leschly

c/o Rho Ventures

152 West 57th Street, 23rd Floor

New York, New York 10019.

Principal Occupation:

A managing member of Rho Capital Partners LLC

Citizenship:

Kingdom of Denmark

Habib Kairouz

c/o Rho Ventures

152 West 57th Street, 23rd Floor

New York, New York 10019.

Principal Occupation:

A managing member of Rho Capital Partners LLC

Citizenship:

United States

Joshua Ruch

c/o Rho Ventures

152 West 57th Street, 23rd Floor

New York, New York 10019.

Principal Occupation:

A managing member of Rho Capital Partners LLC

Citizenship:

United States

EXHIBIT INDEX

A.	Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of February 28, 2008, as amended by the Stockholders Consent dated as of February 14, 2014.
B.	Form of Lock-up Agreement.
C.	Form of Omnibus Agreement and Consent, dated as of January 6, 2014 (incorporated by reference to Exhibit 10.12 of the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-193023), filed with the SEC on January 10, 2014).
D.	Agreement regarding filing of joint Schedule 13D.

Exhibit A

NEPHROGENEX, INC.

AMENDED AND RESTATED

INVESTORS’ RIGHTS AGREEMENT

February 28, 2008

AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT (the “Agreement”) is made as of the 28 day of February, 2008, by and among NEPHROGENEX, INC., a Delaware corporation (the “Company”), and the investors listed on Schedule A hereto, each of which is herein referred to as an “Investor,” and the holders of the Company’s Common Stock listed on Schedule B, each of which is herein referred to as a “Common Holder.”

RECITALS

WHEREAS, the Company and the Investors are parties to the Series A Preferred Stock Purchase Agreement, dated as of May 4, 2007, as amended by Amendment to Series A Preferred Stock Purchase Agreement, dated December 1, 2007, and as amended and restated on the date hereof (the “Series A Agreement”); and

WHEREAS, certain of the Investors (the “Existing Investors”) hold shares of the Company’s Series A Preferred Stock and/or shares of Common Stock (“Common Stock”) issued upon conversion thereof (the “Series A Preferred Stock” or “Preferred Stock”) and possess registration rights, information rights, rights of first offer and other rights pursuant to an Investors’ Rights Agreement, dated as of May 4, 2007, by and among the Company, certain holders of Common Stock (the “Common Holders”) and such Existing Investors (the “Prior Agreement”);

WHEREAS, the Prior Agreement may be amended, and any provision therein waived prior to the Second Closing (as defined in the Series A Agreement), with the consent of the Company and an Investor Majority (as defined in the Voting Agreement, dated as of May 4 2007, by and among the Company and the Existing Investors) prior to the Second Closing (as defined in the Series A Agreement);

WHEREAS, the Existing Investors, as the Investor Majority, desire to amend and restate the Prior Agreement and to accept the rights created pursuant hereto in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, in order to induce certain of the Investors to purchase Series A Preferred Stock and invest funds in the Company pursuant to the Series A Agreement, the Existing Investors, the Common Holders and the Company hereby agree that this Agreement shall govern the rights of the Investors and the Common Holders to cause the Company to register shares of Common Stock issued or issuable to them and certain other matters as set forth herein;

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Registration Rights. The Company covenants and agrees as follows:

1.1 Definitions. For purposes of this Section 1:

(a) The term “Act” means the Securities Act of 1933, as amended.

(b) The term “BioStratum Stockholder” means a stockholder of BioStratum Incorporated (“BioStratum”) that (i) receives shares of the capital stock of the Company from BioStratum in connection with a dissolution and liquidation of its assets in its entirety (a “BioStratum Dissolution”), (ii) has agreed in writing to be bound by the terms and conditions of this Agreement, the First Refusal and Co-Sale Agreement (as defined in the Series A Agreement) and the Voting Agreement (as defined in the Series A Agreement) and (iii) is not a direct competitor of the Company as reasonably determined by the Company’s Board of Directors.

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(c) The term “BioStratum Transferees” means each BioStratum Stockholder who (together with any other affiliated BioStratum Stockholders) holds at least three percent (3.0%) of the outstanding capital stock of BioStratum immediately prior to a BioStratum Dissolution.

(d) The term “Form S-3” means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(e) The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.11 hereof; provided, that the Common Holders shall not be deemed Holders for the purposes of Section 1.2, 1.4, 1.12 and 3.7.

(f) The term “Initial Offering” means the Company’s first firm commitment underwritten public offering of its Common Stock under the Act.

(g) The term “1934 Act” means the Securities Exchange Act of 1934, as amended.

(h) The terms “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(i) The term “Registrable Securities” means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock, (ii) the two hundred ten thousand four hundred seventy-one (210,471) shares of Common Stock issued to the Common Holders; provided, that such shares of Common Stock shall not be deemed Registrable Securities for purposes of Section 1.2, 1.4, 1.12, 2.1, 2.2, 2.4 and 3.7, and (iii) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in (i) and (ii) above, excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which his rights under this Section 1 are not assigned.

(j) The number of shares of “Registrable Securities” outstanding shall be determined by the number of shares of Common Stock outstanding that are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities that are, Registrable Securities.

(k) The term “Rule 144” shall mean Rule 144 under the Act.

(l) The term “Rule 144(k)” shall mean subsection (k) of Rule 144 under the Act.

(m) The term “SEC” shall mean the Securities and Exchange Commission.

1.2 Request for Registration.

(a) Subject to the conditions of this Section 1.2, if the Company shall receive at any time after one hundred eighty (180) days after the effective date of the Initial Offering, a written request from the Holders of the Registrable Securities then outstanding (for purposes of this Section 1.2, the “Initiating Holders”) that the Company file a registration statement under the Act covering the registration of Registrable Securities with an anticipated aggregate offering price of at least $10,000,000, then the Company shall, within twenty (20) days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 1.2, use all commercially reasonable efforts to effect, as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered in a written request received by the Company within twenty (20) days of the mailing of the Company’s notice pursuant to this Section 1.2(a).

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(b) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in Section 1.2(a). In such event the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders (which underwriter or underwriters shall be reasonably acceptable to the Company). Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Company that marketing factors require a limitation on the number of securities underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities pro rata based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). In no event shall any Registrable Securities be excluded from such underwriting unless all other securities are first excluded. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration.

(c) Notwithstanding the foregoing, the Company shall not be required to effect a registration pursuant to this Section 1.2:

(i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction and except as may be required under the Act; or

(ii) after the Company has effected two (2) registrations pursuant to this Section 1.2, and such registrations have been declared or ordered effective; or

(iii) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of and ending on a date one hundred eighty (180) days following the effective date of a Company-initiated registration subject to Section 1.3 below, provided that the Company is actively employing in good faith all commercially reasonable efforts to cause such registration statement to become effective; or

(iv) if the Initiating Holders propose to dispose of Registrable Securities that may be registered on Form S-3 pursuant to Section 1.4 hereof; or

(v) if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders, provided that such right shall be exercised by the Company not more than once in any twelve (12)-month period and provided further that the Company shall not register any securities for the account of itself or any other stockholder during such ninety (90) day period (other than a registration relating solely to the sale of securities of participants in a Company stock plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered).

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1.3 Company Registration.

(a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its stock or other securities under the Act in connection with the public offering of such securities (other than a registration relating solely to the sale of securities of participants in a Company stock plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 3.5, the Company shall, subject to the provisions of Section 1.3(c), use all commercially reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder requests to be registered.

(b) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.7 hereof.

(c) Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under this Section 1.3 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with such underwriters, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering. In no event shall any Registrable Securities be excluded from such offering unless all other stockholders’ securities have been first excluded. In the event that the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be apportioned pro rata among the selling Holders based on the number of Registrable Securities held by all selling Holders or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall the amount of securities of the selling Holders included in the offering be reduced below thirty percent (30%) of the total amount of securities included in such offering, unless such offering is the initial public offering of the Company’s securities, in which case the selling Holders may be excluded if the underwriters make the determination described above and no other stockholder’s securities are included in such offering. For purposes of the preceding sentence concerning apportionment, for any selling stockholder that is a Holder of Registrable Securities and that is a venture capital fund, partnership or corporation, the affiliated venture capital funds, partners, retired partners and stockholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.

1.4 Form S-3 Registration. In case the Company shall receive from the Holders of Registrable Securities (for purposes of this Section 1.4, the “Initiating Holders”) a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company shall:

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(a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

(b) use all commercially reasonable efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company, provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this section 1.4:

(i) if Form S-3 is not available for such offering by the Holders;

(ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than $5,000,000;

(iii) if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.4 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than one hundred twenty (120) days after receipt of the request of the Initiating Holders, provided that such right shall be exercised by the Company not more than once in any twelve (12)-month period and provided further that the Company shall not register any securities for the account of itself or any other stockholder during such one hundred twenty (120) day period (other than a registration relating solely to the sale of securities of participants in a Company stock plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered);

(iv) if the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form S-3 for the Holders pursuant to this Section 1.4; or

(v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.4 and the Company shall include such information in the written notice referred to in Section 1.4(a). The provisions of Section 1.2(b) shall be applicable to such request (with the substitution of Section 1.4 for references to Section 1.2).

(d) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Initiating Holders. Registrations effected pursuant to this Section 1.4 shall not be counted as requests for registration effected pursuant to Sections 1.2.

1.5 Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

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(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all commercially reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the Registration Statement has been completed;

(b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

(c) furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d) use all commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(f) notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(g) cause all such Registrable Securities registered pursuant to this Section 1 to be listed on a national exchange or trading system and on each securities exchange and trading system on which similar securities issued by the Company are then listed; and

(h) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

Notwithstanding the provisions of this Section 1, the Company shall be entitled to postpone or suspend, for a reasonable period of time, the filing, effectiveness or use of, or trading under, any registration statement if the Company shall determine that any such filing or the sale of any securities pursuant to such registration statement would in the good faith judgment of the Board of Directors of the Company:

(i) materially impede, delay or interfere with any material pending or proposed financing, acquisition, corporate reorganization or other similar transaction involving the Company for which the Board of Directors of the Company has authorized negotiations;

(ii) materially adversely impair the consummation of any pending or proposed material offering or sale of any class of securities by the Company; or

(iii) require disclosure of material nonpublic information that, if disclosed at such time, would be materially harmful to the interests of the Company and its stockholders; provided, however, that during any such period all executive officers and directors of the Company are also prohibited from selling securities of the Company (or any security of any of the Company’s subsidiaries or affiliates).

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In the event of the suspension of effectiveness of any registration statement pursuant to this Section 1.5, the applicable time period during which such registration statement is to remain effective shall be extended by that number of days equal to the number of days the effectiveness of such registration statement was suspended.

1.6 Information from Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of such Holder’s Registrable Securities.

1.7 Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 1.2, 1.3 and 1.4, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the selling Holders shall be borne by the Company. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 1.2 or Section 1.4 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless, in the case of a registration requested under Section 1.2, the Holders of a majority of the Registrable Securities agree to forfeit their right to two (2) demand registrations pursuant to Section 1.2 or Section 1.4, as applicable and; provided, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Section 1.2 and 1.4.

1.8 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

1.9 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the partners, officers, directors and stockholders of each Holder, legal counsel and accountants for each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state in such registration statement a material fact required to be stated therein, or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws, and the Company will reimburse each such Holder, underwriter, controlling person or other aforementioned person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the indemnity agreement contained in this subsection l.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information

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furnished expressly for use in connection with such registration by any such Holder, underwriter, controlling person or other aforementioned person; provided further, however, that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Holder or underwriter or other aforementioned person, or any person controlling such Holder or underwriter, from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if a copy of the most current prospectus was not sent or given by or on behalf of such Holder or underwriter or other aforementioned person to such person, if required by law to have been so delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

(b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, legal counsel and accountants for the Company, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any person intended to be indemnified pursuant to this subsection l.9(b) for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the indemnity agreement contained in this subsection l.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld), and provided that in no event shall any indemnity under this subsection l.9(b) exceed the net proceeds from the offering received by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 1.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.9 to the extent of such prejudice, but the omission to so deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.9.

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(d) If the indemnification provided for in this Section 1.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations; provided, however, that no contribution by any Holder, when combined with any amounts paid by such Holder pursuant to Section 1.9(b), shall exceed the net proceeds from the offering received by such Holder. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) The obligations of the Company and Holders under this Section 1.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1 and otherwise.

1.10 Reports Under the 1934 Act. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the effective date of the Initial Offering;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to avail any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

1.11 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (i) is a subsidiary, parent, partner, limited partner, retired partner, member or stockholder of a Holder, or (ii) after such assignment or transfer, holds at least two hundred twenty-five thousand (225,000) shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations or the like after the Recapitalization, provided:  (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including, without limitation, the provisions of Section 1.13 below; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

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1.12 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of at least sixty six and two thirds percent (66-2/3%) of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include any of such securities in any registration filed under Section 1.2, Section 1.3 or Section 1.4 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included or (b) to demand registration of their securities.

1.13 “Market Stand-Off” Agreement.

(a) Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s Initial Offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days) (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held immediately prior to the effectiveness of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise. In addition, if (x) during the last seventeen (17) days of the 180-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (y) prior to the expiration of the one hundred eighty (l80) day restricted period, the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the one hundred eighty (l80) day period, the restrictions imposed by this Section 1.13 shall continue to apply until the expiration of the eighteen (18) day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The foregoing provisions of this Section 1.13 shall apply only to the Company’s Initial Offering, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Holders if all officers, directors and greater than one percent (1%) stockholders of the Company enter into similar agreements. The underwriters in connection with the Company’s Initial Offering are intended third-party beneficiaries of this Section 1.13 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company’s Initial Offering that are consistent with this Section 1.13 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply to all Holders subject to such agreements pro rata based on the number of shares subject to such agreements.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(b) Each Holder agrees that a legend reading substantially as follows shall be placed on all certificates representing all Registrable Securities of each Holder (and the shares or securities of every other person subject to the restriction contained in this Section 1.13):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD OF UP TO 180 DAYS AFTER THE EFFECTIVE DATE OF THE ISSUER’S REGISTRATION STATEMENT FILED UNDER THE ACT, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER’S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SHARES.

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1.14 Termination of Registration Rights. No Holder shall be entitled to exercise any right provided for in this Section 1 (i) after five (5) years following the consummation of the Initial Offering, (ii) as to any Holder, such earlier time after the Initial Offering at which such Holder (A) can sell all shares held by it in compliance with Rule 144(k) or (B) holds one percent (1%) or less of the Company’s outstanding Common Stock and all Registrable Securities held by such Holder (together with any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 or (iii) after the consummation of a Liquidation Event, as that term is defined in the Company’s Restated Certificate of Incorporation, as in effect from time to time (the “Restated Certificate”).

2. Covenants of the Company.

2.1 Delivery of Financial Statements. The Company shall, upon request, deliver to each Investor (or transferee of an Investor) that holds at least eight hundred forty-six thousand eight hundred thirty-five (846,835) shares of Registrable Securities and each of BioStratum Incorporated (or, in the event of a BioStratum Dissolution, the BioStratum Transferees) and Vanderbilt University (“Vanderbilt”) so long as, respectively, BioStratum Incorporated (or the BioStratum Transferees as a collective) continue to hold at least fifty percent (50%) of the shares of the capital stock of the Company held by BioStratum as of the date hereof and Vanderbilt continues to hold at least fifty percent (50%) of the shares of capital stock held by Vanderbilt as of the date hereof (each as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations, and the like after the Recapitalization (as defined in the Restated Certificate)) (each, a “Major Investor”):

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, an income statement for such fiscal year, a balance sheet of the Company and statement of stockholders’ equity as of the end of such year, and a statement of cash flows for such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles (“GAAP”), and audited and certified by independent public accountants of nationally recognized standing selected by the Company;

(b) as soon as practicable, but in any event within thirty (30) days after the end of each of the first three (3) quarters of each fiscal year of the Company, an unaudited income statement, statement of cash flows for such fiscal quarter and an unaudited balance sheet as of the end of such fiscal quarter;

(c) within twenty (20) days of the end of each month, an unaudited income statement and statement of cash flows and balance sheet for and as of the end of such month, in reasonable detail;

(d) as soon as practicable, but in any event at least thirty (30) days prior to the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements and statements of cash flows for such months and, as soon as prepared, any other budgets or revised budgets prepared by the Company;

(e) with respect to the financial statements called for in subsections (b) and (c) of this Section 2.1, an instrument executed by the Chief Financial Officer or President of the Company certifying that such financials were prepared in accordance with GAAP consistently applied with prior practice for earlier periods (with the exception of footnotes that may be required by GAAP) and fairly present the financial condition of the Company and its results of operation for the period specified, subject to year-end audit adjustment; and

(f) such other information relating to the financial condition, business or corporate affairs of the Company as the Major Investor may from time to time request, provided, however, that the Company shall not be obligated under this subsection (f) or any other subsection of Section 2.1 to provide information that it deems in good faith to be a trade secret or similar confidential information.

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2.2 Inspection. The Company shall permit each New Investor (as defined in the Series A Agreement), at such New Investor’s expense, to visit and inspect the Company’s properties, to examine its books of account and records and to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the New Investor; provided, however, that the Company shall not be obligated pursuant to this Section 2.2 to provide access to any information that it reasonably considers to be a trade secret or similar confidential information.

2.3 Termination of Information and Inspection Covenants. The covenants set forth in Sections 2.1 and 2.2 shall terminate and be of no further force or effect upon the earlier to occur of (i) the consummation of the sale of securities pursuant to a registration statement filed by the Company under the Act in connection with the firm commitment underwritten offering of its securities to the general public, (ii) when the Company first becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the 1934 Act, whichever event shall first occur or (iii) the consummation of a Liquidation Event.

2.4 Right of First Offer. Subject to the terms and conditions specified in this Section 2.4, the Company hereby grants to each Major Investor a right of first offer with respect to future sales by the Company of its Shares (as hereinafter defined). For purposes of this Section 2.4, the term “Major Investor” includes any general partners, members, stockholders and affiliates of a Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted it among itself and its partners, members, stockholders and affiliates in such proportions as it deems appropriate.

Each time the Company proposes to offer any shares of, or securities convertible into or exchangeable or exercisable for any shares of, its capital stock (“Shares”), the Company shall first make an offering of such Shares to each Major Investor in accordance with the following provisions:

(a) The Company shall deliver a notice in accordance with Section 3.5 (“Notice”) to the Major Investors stating (i) its bona fide intention to offer such Shares, (ii) the number of such Shares to be offered and (iii) the price and terms upon which it proposes to offer such Shares.

(b) By written notification received by the Company within twenty (20) calendar days after the giving of Notice, each Major Investor may elect to purchase, at the price and on the terms specified in the Notice, up to that portion of such Shares that equals the proportion that the number of shares of Common Stock that are Registrable Securities issued and held by such Major Investor (assuming full conversion and exercise of all convertible and exercisable securities then outstanding) bears to the number of shares of Common Stock of the Company then outstanding (assuming full conversion and exercise of all convertible and exercisable securities then outstanding). The Company shall promptly, in writing, inform each Major Investor that elects to purchase all the shares available to it (a “Fully-Exercising Investor”) of any other Major Investor’s failure to do likewise. During the ten (10) day period commencing after such information is given, each Fully-Exercising Investor may elect to purchase that portion of the Shares for which Major Investors were entitled to subscribe, but which were not subscribed for by the Major Investors, that is equal to the proportion that the number of shares of Registrable Securities issued and held by such Fully-Exercising Investor bears to the total number of shares of Registrable Securities held by all Fully-Exercising Investors.

(c) If all Shares that Major Investors are entitled to obtain pursuant to subsection 2.4(b) are not elected to be obtained as provided in subsection 2.4(b) hereof, the Company may, during the ninety (90) day period following the expiration of the period provided in subsection 2.4(b) hereof, offer the remaining unsubscribed portion of such Shares to any person or persons at a price not less than that, and upon terms no more favorable to the offeree than those, specified in the Notice. If the Company does not enter into an agreement for the sale of the Shares within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Shares shall not be offered unless first reoffered to the Major Investors in accordance herewith.

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(d) The right of first offer in this Section 2.4 shall not be applicable to (i) the issuance or sale of shares of Common Stock (or options therefor) to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Company’s Board of Directors, (ii) the issuance of securities pursuant to a bona fide, firmly underwritten public offering of shares of Common Stock registered under the Act, at an offering price of at least $3.33 per share (appropriately adjusted for any stock split, dividend, combination or other recapitalization occurring) and resulting in proceeds to the Company of at least $30,000,000 in the aggregate, (iii) the issuance of securities pursuant to the conversion or exercise of convertible or exercisable securities, (iv) the issuance of securities in connection with a bona fide business acquisition by the Company of a bona fide commercial operating entity, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, (v) the issuance and sale of Series A Preferred Stock pursuant to the Series A Agreement, (vi) the issuance of stock, warrants or other securities or rights to persons or entities with which the Company has strategic licensing relationships, provided such issuances are primarily for other than equity financing purposes, (vii) Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) of Article IV of the Restated Certificate or (viii) Common Stock issued to persons or entities pursuant to commercial debt facilities, provided such issuances are for other than primarily equity financing purposes. In addition to the foregoing, the right of first offer in this Section 2.4 shall not be applicable with respect to any Major Investor in any subsequent offering of Shares if (i) at the time of such offering, the Major Investor is not an “accredited investor,” as that term is then defined in Rule 501(a) of the Act and (ii) such offering of Shares is otherwise being offered only to accredited investors.

(e) The rights provided in this Section 2.4 may not be assigned or transferred by any Major Investor; provided, however, that a Major Investor that is a venture capital fund may assign or transfer such rights to an affiliated venture capital fund.

(f) The covenants set forth in this Section 2.4 shall terminate and be of no further force or effect upon the consummation of (i) the Company’s sale of its Common Stock or other securities pursuant to Registration Statement under the Act, at an offering price of at least $3.33 per share (appropriately adjusted for any stock split, dividend, combination or the like after the Recapitalization) and resulting in proceeds to the Company of at least $30,000,000 in the aggregate (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction) or (ii) a Liquidation Event, as that term is defined in the Restated Certificate.

2.5 Insurance. The Company has as of the date hereof or shall within thirty (30) days of the First Closing (as defined in the Series A Agreement”) obtain and maintain from financially sound and reputable insurers (a) term life insurance on the life of J. Wes Fox, which shall provide for coverage and other terms mutually acceptable to the Company and the Investors, name the Company as loss payee and not be cancelable by the Company without prior approval of the Board of Directors and (b) directors and officers insurance, which shall provide for coverage of each director of at least five million dollars ($5,000,000) and such other terms mutually acceptable to the Company and the Investors.

2.6 Proprietary Information and Inventions Agreements. The Company shall require all employees and consultants with access to confidential information to execute and deliver a Proprietary Information and Inventions Agreement in substantially the form approved by the Company’s Board of Directors.

2.7 Employee Agreements. Unless approved by the Compensation Committee of the Board of Directors of the Company, all future employees of the Company who shall purchase, or receive options to purchase, shares of the Company’s Common Stock following the date hereof shall be required to execute stock purchase or option agreements providing for (i) vesting of shares over a four-year period with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or services, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months thereafter and (ii) a one hundred eighty (180) day lockup period in connection with the Company’s initial public offering. The Company shall retain a right of first refusal on transfers until the Company’s initial public offering and the right to repurchase unvested shares at cost.

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2.8 Board Expenses and Committees. The Company shall reimburse the reasonable expenses, including domestic first-class travel expenses, of non-employee directors incurred in connection with attending meetings of the Company’s Board of Directors or any committees thereof. Each of Care Capital Investments III, LP and Capital Offshore Investments III, LP (the “Care Capital Entities”), on the one hand, and Rho Ventures V, LP and Rho Ventures V Affiliates, LLC (the “Rho Entities”), on the other hand, shall have the right to have one (1) of the members of the Company’s Board of Directors that the Care Capital Entities or the Rho Entities, as the case may be, nominate pursuant to Section 3(b) of that certain Amended and Restated Voting Agreement, dated February 28, 2008, by and among the Company, the Care Capital Entities and certain other of the Company’s stockholders (the “Voting Agreement”) be appointed to each committee or subcommittee of the Company’s Board of Directors.

2.9 Option Plan. The Company covenants and agrees that no more than nine hundred four thousand eight hundred eighty-eight (904,888) shares of the Common Stock (or options or other rights exercisable therefore) (as equitably adjusted for stock splits, stock dividends, combinations or the like after the Recapitalization) shall be issued or granted pursuant to the Company’s stock option plan or equity incentive plans, whether or not currently existing, prior to the Second Closing (as defined in the Series A Agreement).

2.10 Termination of Certain Covenants. The covenants set forth in Sections 2.5, 2.6, 2.7, 2.8, 2.9 shall terminate and be of no further force or effect upon the consummation of (i) the Company’s sale of its Common Stock or other securities pursuant to Registration Statement under the Act, at an offering price of at least $3.33 per share (appropriately adjusted for any stock split, dividend, combination or the like after the Recapitalization) and resulting in proceeds to the Company of at least $30,000,000 in the aggregate (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction) or (ii) a Liquidation Event.

3. Miscellaneous.

3.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

3.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of North Carolina as applied to agreements among North Carolina residents entered into and to be performed entirely within North Carolina.

3.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 3.5).

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3.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

3.7 Entire Agreement; Amendments and Waivers. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Any term of this Agreement (other than Section 2.1, Section 2.2, Section 2.3 and Section 2.4) may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and (A) an Investor Majority (as defined in the Voting Agreement) prior to the Second Closing or (B) the holders of at least sixty six and two thirds percent (66-23%) of the Registrable Securities on or after the Second Closing. The provisions of Section 2.1, Section 2.2, Section 2.3 and Section 2.4 may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the holders of at least sixty six and two thirds percent (66-2/3%) of the Registrable Securities that are held by Major Investors. In addition to the foregoing, (i) the provisions of Section 1.1(b) and the portion of Section 2.1 relating expressly to BioStratum may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of BioStratum (or, in the event of a BioStratum Dissolution, by the BioStratum Transferees holding at least a majority of the Company’s capital stock held by all BioStratum Transferees) and (ii) the portions of Section 2.1 relating expressly to Vanderbilt may be amended and the observance of any term thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Vanderbilt. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities, each future holder of all such Registrable Securities, and the Company. The Prior Agreement is hereby amended and restated in its entirety and shall be of no further force or effect.

3.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

3.9 Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities (including affiliated venture capital funds) or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

3.10 Additional Investors. Notwithstanding Section 3.7, no consent shall be necessary to add additional Investors as signatories to this Agreement, provided that such Investors have purchased Series A Preferred Stock pursuant to the subsequent closing provisions of Section 1.3 of the Series A Agreement.

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors’ Rights Agreement as of the date first above written.

COMPANY

NEPHROGENEX, INC.

By:

Name:

Title:

Address:

IN WITNESS WHEREOF, the parties have executed this Investors’ Rights Agreement as of the date first above written.

INVESTORS AND/OR COMMON HOLDERS:

CARE CAPITAL INVESTMENTS III, LP

CARE CAPITAL OFFSHORE INVESTMENTS III, LP

By: CARE CAPITAL LLC, their General Partner

By:

Name:

Title:

Address:

16

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors’ Rights Agreement as of the date first above written.

INVESTORS AND/OR COMMON HOLDERS:

RHO VENTURES V, L.P.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

By:

Name:

Title:

RHO VENTURES V AFFILIATES, L.L.C.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

By:

Name:

Title:

17

SCHEDULE A

Investors

Care Capital Investments III, LP

Care Capital Offshore Investments III, LP

Rho Ventures V, LP

Rho Ventures V Affiliates, LLC

BioStratum Incorporated

Vanderbilt University

Vanderbilt University, by and through its Medical Center

Discovery Life Sciences Fund, L.P.

Karolinska Development II, AB

Dr. Irv Smokler

John B. Mazur

Norah Sharpe Stone

Norman Stone

Steve Stone

18

SCHEDULE B

Common Holders

Vanderbilt University

Vanderbilt University, by and through its Medical Center

BioStratum Incorporated

University of Kansas Medical Center Research Institute, Inc.

Billy Hudson

Karl Tryggvason

Christer Betsholtz

Karolinska Development II, AB

FibroStatin SL

19

NEPHROGENEX, INC.

STOCKHOLDERS’ CONSENT

This Consent is delivered pursuant to the terms of the Amended and Restated Investors’ Rights Agreement among NephroGenex, Inc., a Delaware corporation (the “Corporation”) and the investors named therein (the “Investors’ Rights Agreement”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Investors’ Rights Agreement.

WHEREAS, Section 3.7 of the Investors’ Rights Agreement provides that any term of the Investors’ Rights Agreement (other than Section 2.1, Section 2.2, Section 2.3 and Section 2.4) may be amended and the observance of any term of the Investors’ Rights Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Corporation and the holders of at least sixty six and two thirds percent (66-2/3%) of the Registrable Securities.

WHEREAS, Section 3.7 of the Investors’ Rights Agreement provides that Section 2.1, Section 2.2, Section 2.3 and Section 2.4 may be amended or waiver (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Corporation the holders of at least sixty six and two thirds percent (66-2/3%) of the Registrable Securities that are held by Major Investors.

WHEREAS, Section 3.7 of the Investors’ Rights Agreement additionally provides that any amendment or waiver effected in accordance with Section 3.7 shall be binding upon each holder of any Registrable Securities, each future holder of all such Registrable Securities, and the Company.

NOW THEREFORE, the Corporation and the undersigned stockholders of the Corporation, who hold at least sixty six and two thirds percent (66-2/3%) of the Registrable Securities hereby agree to amend, waive and terminate Sections 2.5, 2.6, 2.7, 2.8 and 2.9 of the Investors’ Rights Agreement, such that Sections 2.5, 2.6, 2.7, 2.8 and 2.9 shall have no further force and effect.

In addition, the Corporation and the undersigned stockholders of the Corporation, who hold at least sixty six and two thirds percent (66-2/3%) of the Registrable Securities that are held by Major Investors hereby agree to amend, waive and terminate Section 2.4 of the Investors’ Rights Agreement, such that Section 2.4 shall have no further force and effect.

This consent may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Stockholders’ Consent has been executed as of the latest date set forth below.

[Signature Pages Follow]

20

Dated: February ___, 2014 Dated: February ___, 2014 Dated: February ___, 2014 Dated: February ___, 2014

COMPANY:

NEPHROGENEX, INC.

By:     _____________________

Name:

Title:

INVESTORS:

CARE CAPITAL INVESTMENTS III, LP

CARE CAPITAL OFFSHORE INVESTMENTS III, L

By: CARE CAPITAL LLC, their General Partner

By:     _____________________

Name:

Title:

RHO VENTURES V, L.P.

RHO VENTURES V AFFILIATES, L.L.C.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

By:     _____________________

Name:

Title:

BIOSTRATUM, INCORPORATED

By:     _____________________

Name:

Title:

21

Exhibit B

Form of Lock-Up Agreement

[•], 2014

Aegis Capital Corp.
810 Seventh Avenue, 18th Floor
New York, New York 10019

Ladies and Gentlemen:

The undersigned understands that Aegis Capital Corp. (the “Representative”) proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with NephroGenex, Inc., a Delaware corporation (the “Company”), providing for the initial public offering (the “Public Offering”) of shares of common stock, par value $0.001 per share, of the Company (the “Shares”).

To induce the Representative to continue its efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representative, the undersigned will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus (the “Prospectus”) relating to the Public Offering (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities. Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-Up Securities without the prior written consent of the Representative in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Public Offering; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities as a bona fide gift, by will or intestacy or to a family member or trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or a family member (for purposes of this lock-up agreement, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; (d) if the undersigned, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; (e) to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned; (f) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (e) above; or (g) pursuant to an order of a court or regulatory agency; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c), (d), (e) or (f), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of this lock-up agreement and (iii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Lock-Up Securities except in compliance with this lock-up agreement. Furthermore, the restrictions contained herein shall not apply to any transfers, sales, tenders or other dispositions of any of the undersigned’s Shares occurring after the consummation of the Public Offering, pursuant to a tender offer for securities of the Company that would, if consummated, result in not less than a majority of the outstanding voting securities of the Company being disposed in such transaction or pursuant to any other transaction, including, without limitation, a merger, consolidation or other business combination, resulting in not less than a majority of the outstanding voting securities of the Company being disposed in such transaction (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of any of the undersigned’s Shares in connection with any such transaction or to vote any of the undersigned’s Shares in favor of any such transaction); provided that, if such tender offer or other transaction is not completed, any of the undersigned’s Shares subject to this lock-up agreement shall remain subject to the restrictions contained in this lock-up agreement.

The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date hereof to and including the 34th day following the expiration of the initial Lock-Up Period, the undersigned will give notice thereof to the Company and will not consummate any such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

If the undersigned is an officer or director of the Company, (i) the undersigned agrees that the foregoing restrictions shall be equally applicable to any issuer-directed or “friends and family” Shares that the undersigned may purchase in the Public Offering; (ii) the Representative agrees that, at least three (3) business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Lock-Up Securities, the Representative will notify the Company of the impending release or waiver; (iii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two (2) business days before the effective date of the release or waiver; and (iv) the Representative agrees that the foregoing restrictions shall not be applicable to any transfer from an officer or director of the Company to the Company or its parent entities upon death, disability or termination of employment, in each case, of such officer or director. Any release or waiver granted by the Representative hereunder to any such officer or director shall only be effective two (2) business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer of Lock-Up Securities not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of such transfer.

No provision in this agreement shall be deemed to restrict or prohibit the exercise, exchange or conversion by the undersigned of any securities exercisable or exchangeable for or convertible into Shares, as applicable; provided that the undersigned does not transfer the Shares acquired on such exercise, exchange or conversion during the Lock-Up Period, unless otherwise permitted pursuant to the terms of this lock-up agreement. In addition, no provision herein shall be deemed to restrict or prohibit the entry into or modification of a so-called “10b5-1” plan at any time (other than the entry into or modification of such a plan in such a manner as to cause the sale of any Lock-Up Securities within the Lock-Up Period).

The undersigned understands that the Company and the Representative are relying upon this lock-up agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned understands that, (i) if the Underwriting Agreement is not executed by July 31, 2014, (ii) if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to the initial closing date of the Shares to be sold thereunder, (iii) the registration statement relating to the Public Offering is withdrawn by the Company, or (iv) the Company notifies the Representative that it does not intend to proceed with the Offering, then the undersigned shall be released from all obligations under this lock-up agreement and this lock-up agreement shall be void and of no further force or effect.

Very truly yours,

___________________________________

(Name - Please Print)

___________________________________

(Signature)

___________________________________

(Name of Signatory, in the case of entities - Please Print)

___________________________________

(Title of Signatory, in the case of entities - Please Print)

Address:  ________________________________

________________________________

________________________________

Exhibit D

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of NephroGenex, Inc. is filed on behalf of each of the undersigned.

Date:   February 24, 2014

RHO VENTURES V, L.P.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO VENTURES V AFFILIATES, L.L.C.

By: RMV V, L.L.C., its Managing Member

By: Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RMV V, L.L.C.

By: Rho Capital Partners LLC, its Managing Member

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Mark Leschly

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Habib Kairouz

/s/ Jeffrey I. Martin

Jeffrey I. Martin, as Authorized Signer, on behalf of Joshua Ruch